Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

September 30, 2024

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

CLEARSTREAM INTERNATIONAL SA, changed to CLEARSTREAM BANKING S.A. – Name change in Custody, Clear, or Settle section

N A CITIBANK – Terminated in Custody, Clear, or Settle section

TRAYPORT LTD – Terminated in Execute or Trade section